Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 8, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on March 8, 2006, entitled "Statoil strengthens position in Norwegian Sea".

Statoil strengthens position in Norwegian Sea

Statoil (OSE: STL, NYSE: STO) is buying BP's 25 per cent interest in licence 218 in blocks 6706/10 and 6706/12 in the Norwegian Sea. This acquisition includes the Luva gas find. BP recommends Statoil as new operator of the licence.

The agreement, which was signed on 8 March, means that Statoil will have a 75 per cent interest in the licence following this transaction. The other licensees are ExxonMobil with 15 per cent and ConocoPhillips with 10 per cent.

Several finds have been made in this area, including a substantial discovery in Luva in 1997.

"Statoil wants to strengthen its position in deep water in the Norwegian Sea," says Tim Dodson, senior vice president for exploration on the Norwegian continental shelf. "This area is expected to be an important area for gas in the future."

Through this transaction, Statoil is strengthening its position in terms of future export solutions for gas from this region.

Mr Dodson adds that, as a step in the development of the Luva find, it will be necessary to drill a new exploration well on an attractive prospect nearby. Plans call for the well to be drilled as early as 2007/2008.

The Luva field is located about 240 kilometres west of Bodø. The licence was awarded in 1996.

The water depth in the area is around 1,300 metres, and the reservoir is 2,800 metres beneath the seabed. Recoverable reserves in the field are put at some 38 billion cubic metres of gas.

The parties have agreed not to disclose the purchase price.

The agreement is conditional on approval by the authorities.

Contact persons:
Kristofer Hetland, vice president communication, +47 90 50 19 37 / +47 51 99 47 00
Lars Troen Sørensen, senior vice president for investor relations. +47 51 99 77 90 / +47 90 64 91 44
Geir Bjørnstad, vice president for investor relations in the USA, +1 (203) 570 570 5757 / +1 (203) 97 86 950

Cautionary Note to US Investors -- The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. In this press release we refer to reserves that the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, available from us at our registered address Forusbeen 50, 4035 Stavanger, Norway. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

STATOIL ASA (Registrant)
Dated: March 8, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer